SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Town Sports International Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89214A102

(CUSIP Number)

Philip M. Garthe

HG Vora Capital Management, LLC

330 Madison Avenue, 23rd Floor

New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Katz

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7072

October 20, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 89214A102

(1)	Name of reporting person: HG Vora Special Opportunities Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 3,875,000
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,875,000
(11)	Aggregate amount beneficially owned by each reporting person: 3,875,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 16.0%
(14)	Type of reporting person: OO (Cayman Islands exempted company)

CUSIP No.: 89214A102

(1)	Name of reporting person: HG Vora Capital Management, LLC
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 3,875,000
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,875,000
(11)	Aggregate amount beneficially owned by each reporting person: 3,875,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 16.0%
(14)	Type of reporting person: OO (Delaware limited liability company)

CUSIP No.: 89214A102

(1)	Name of reporting person: Parag Vora
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 3,875,000
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,875,000
(11)	Aggregate amount beneficially owned by each reporting person: 3,875,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 16.0%
(14)	Type of reporting person: IN

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule 13D amends the statement on Schedule 13D filed with the Securities and Exchange Commission on August 21, 2014 (as amended, this “Schedule 13D”) by (i) HG Vora Special Opportunities Master Fund Ltd., a Cayman Islands exempted company (the “Fund”); (ii) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Manager”), as investment manager of the Fund; and (iii) Mr. Parag Vora (“Mr. Vora”), as managing member of the Manager. The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Capitalized terms used but not defined herein shall have the meaning given in the Schedule 13D filed on August 21, 2014.

Items 2, 4, 5 and 6 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2.	Identity and Background.

The Reporting Persons have formed a group (the “Group”) with (i) PW Partners Atlas Fund III LP, a Delaware limited partnership; (ii) PW Partners Master Fund LP, a Delaware limited partnership; (iii) PW Partners Atlas Funds, LLC, a Delaware limited liability company; (iv) PW Partners, LLC, a Delaware limited liability company; (v) PW Partners Capital Management LLC, a Delaware limited liability company; and (vi) Patrick Walsh (“Mr. Walsh”) for the purpose of working together to enhance stockholder value at the Issuer. The foregoing persons are hereinafter collectively referred to as the “PW Parties.”

Item 4.	Purpose of Transaction.

On October 20, 2014, the Reporting Persons formed the Group with the PW Parties for the purpose of working together to enhance stockholder value at the Issuer.

The Group may engage in discussions with the Issuer’s stockholders, management, Board or third parties with respect to strategies to maximize stockholder value or means to improve the Issuer’s governance.

In addition to the foregoing, the Group may pursue other alternatives to maximize the value of their investment in the Issuer. Such alternatives could include, without limitation, the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and the sale of all or a portion of the Common Stock now owned or hereafter acquired by them in the open market, in privately negotiated transactions or otherwise. The Group may also transfer shares to another member of the Group or one or more third parties.

The Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Except as set forth above, the Reporting Persons currently have no plan or proposals with respect to any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each Reporting Person.

1.	The Fund beneficially owns 3,875,000 shares of Common Stock, which represents 16.0% of the outstanding Common Stock.

2.	The Manger beneficially owns 3,875,000 shares of Common Stock, which represents 16.0% of the outstanding Common Stock.

3.	Mr. Vora beneficially owns 3,875,000 shares of Common Stock, which represents 16.0% of the outstanding Common Stock.

The Reporting Persons and the PW Parties collectively own an aggregate of 5,827,157 shares of Common Stock representing approximately 24% of the shares outstanding. Each Reporting Person disclaims beneficial ownership of the shares owned by the PW Parties.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 24,303,408 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 31, 2014.

(b) The table below sets forth for each Reporting Person the numbers of shares of Common Stock for which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition, of the Common Stock:

	The Fund	The Manager	Mr. Vora
Sole Power to Vote/Direct Vote	0	0	0
Shared Power to Vote/Direct Vote	3,875,000	3,875,000	3,875,000
Sole Power to Dispose/Direct Disposition	0	0	0
Shared Power to Dispose/Direct Disposition	3,875,000	3,875,000	3,875,000

(c) In the 60 days prior to this filing, the Reporting Persons have not purchased or sold shares of Common Stock in the open market or otherwise.

(d) No person other than each respective owner of Common Stock referred to in this Amendment is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 20, 2014, the Reporting Persons entered into a Group Agreement pursuant to which they formed the Group with the PW Parties for the purpose of working together to enhance stockholder value at the Issuer. A copy of this agreement is attached hereto as Exhibit 99.1.

On August 13, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement was filed as Exhibit 1 to the Reporting Persons’ Schedule 13D, filed on August 21, 2014, and is incorporated herein by reference.

Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1: Group Agreement, by and among PW Partners Atlas Fund III LP, PW Partners Master Fund LP, PW Partners Atlas Funds, LLC, PW Partners, LLC, PW Partners Capital Management LLC, Patrick Walsh, HG Vora Special Opportunities Master Fund Ltd., HG Vora Capital Management, LLC, and Parag Vora, dated October 20, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 20, 2014

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Director

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member

/s/ Parag Vora
Parag Vora